MICHAELS STORES, INC.
8000 Bent Branch Drive
Irving, Texas 75063

August 9, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	H. Christopher Owings
Re:	Michaels Stores, Inc. Form S-4 filed July 10, 2007 as amended August 9, 2007 File No. 333-144435

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, Michaels Stores, Inc. (the 'Issuer'), hereby requests that the effective date for the Registration Statement referred to above (the 'Registration Statement') be accelerated so that it will be declared effective by 4:00 p.m. Eastern Daylight Time on August 14, 2007 or as soon as possible thereafter.

        The Issuer acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, in connection with our request for acceleration, we acknowledge that:

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  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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  the Issuer may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please call Joel Collins at Ropes & Gray LLP at 617-951-7955, as soon as the Registration Statement has been declared effective.

Sincerely,
MICHAELS STORES, INC.
By:	/S/ JEFFREY N. BOYER
Name:	Jeffrey N. Boyer
Title:	President and Chief Financial Officer